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October 13, 2017

VIA EDGAR
Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and Commodities
United States Securities and Exchange Commission
Washington D.C. 20549

Re:	CorEnergy Infrastructure Trust, Inc. (the “Company”)
Form 10-K
Filed March 2, 2017
File No. 001-33292

Dear Mr. Lee:

This letter is written in response to your October 5, 2017 comment letter on Form 10-K filed by our client, CorEnergy Infrastructure Trust, Inc.  For your convenience, we have repeated the comments in your letter, in boldface, and we have set forth the Company’s responses to those comments below.

Form 10-K filed on March 2, 2017

Item 7. Management discussion and analysis of financial condition and results of operations, page 42

Adjusted EBITDA, page 47

1.
Please revise your reconciliation in future filings to begin with income attributable to common stockholders, the most directly comparable measure, ensuring that the non-GAAP measure does not receive undue prominence.  See Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Beginning with our Form 10-Q filing for the first quarter of 2017, we revised our Adjusted EBITDA reconciliation, for both the current and prior year periods, to begin with net income attributable to common stockholders.  In line with your comment and Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016, we plan to continue this presentation prospectively.

Husch Blackwell LLP

October 13, 2017

Notes to consolidated financial statements, page F8

Significant accounting policies, page F-8

M. Revenue recognition, page F-11

2.
We note that due to changes that commenced under a new contract with the DoD, gas sales and cost of (gas) sales are now presented on a net basis.  You also indicate elsewhere within your filing that the new, 10-year agreement has very similar terms and conditions as the previous agreement.  In previous filings you disclose that Omega is no longer the primary obligor of product sales and as such net presentation has been determined to be appropriate.  Please provide to us your in depth accounting analysis in determining that net treatment is appropriate.  Your analysis should identify the facts and circumstances of the new agreement supported by the accounting guidance outlined within Topic 605-45 of the Accounting Standards Codification.  Within your analysis, please also highlight the facts and circumstances that changed between the old and new agreement and how these changes resulted in the shift from gross to net treatment.

Omega Pipeline Company, LLC (“Omega”) owns and operates a natural gas distribution system at the US Army’s Fort Leonard Wood post (“FLW”), in south central Missouri.  Omega has agreements to provide natural gas services to FLW.  January 31, 2015 marked the end of a 10-year agreement between Omega and the Department of Defense (“DOD”) to provide natural gas to FLW.  After a series of extensions provided by the DOD during 2015, on January 28, 2016, Omega was awarded a new 10-year contract with the DOD to continue to provide natural gas distribution to FLW through its pipeline system.

Under the terms of the prior contract, Omega was considered the principal in providing natural gas to FLW, and therefore, the related revenues (and costs to purchase the gas) were recognized on a gross basis.  While the mechanics of providing the natural gas are similar under both the prior agreement and the new agreement, both the tenor of the new agreement and the commercial risk for the services provided have changed.  Based on these changes in the terms of the new contract, the Company concluded that a re-evaluation under ASC 605-45 was considered necessary.

Under the prior agreement, Omega purchased and delivered natural gas to FLW and billed for three components; natural gas costs, interstate transportation costs and distribution services.  The natural gas costs and distribution components contained a margin to Omega while the transportation costs were a pass-through cost.  At the beginning of each month, FLW would provide Omega with its gas nomination (forecasted amount of natural gas they expected to consume).  Omega would then purchase the appropriate amount of gas from its supplier (“Supplier”) at a price equal to the Platts Natural Gas Daily Publication PEPL gas price index

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October 13, 2017

plus a contracted spread.  The gas would then be invoiced to FLW at the same price index price plus an incremental contracted spread that included Omega’s markup, under the terms of the contract.  As long as the actual amount of gas delivered to FLW was within +/- 10% of its nomination, natural gas would be delivered to FLW at the first of the month price and Omega was exposed to price and volumetric risk for deliveries within +/- 10% of the monthly nominated amounts. If natural gas deliveries fell short or exceeded the first of the month nomination by greater than 10%, Omega would procure (or sell) the gas, and invoice FLW at Omega’s cost, plus the contracted spread.

Under the terms of the new contract, no such volumetric allowance exists, and Omega invoices FLW for gas delivered, at Omega’s cost. The natural gas and interstate transportation charges were intentionally aligned under Omega’s new contracts with both FLW and Supplier, so that the costs are a “pass-through” cost to FLW.  Omega’s only margin under the new contract is earned through its distribution charges to FLW.  Based on its structure, Omega no longer has price or volumetric risks for natural gas purchases.

The new FLW contract, specifically establishes in its purpose section that the intent of the 10-year contract is for natural gas distribution services, “which may or may not include the commodity at the Government’s discretion”.  This change in tenor of the agreement (versus the prior agreement under which natural gas commodity supply was clearly within the scope and purpose) was a desire of both Omega and FLW, and the reasoning for the change in terms related to pricing for services provided.  FLW intended to leave open its ability to take over the natural gas procurement on its own; thus, the value proposition provided under the contract by Omega is the natural gas distribution.  This is further supported by a clause in the new contract which introduces new terms, that beginning in 2019, either party can discontinue the natural gas commodity procurement portion of the contract.  As such, the contract terms were changed from the previous contract such that natural gas commodity procurement is set up as a pass-through cost, and the margin for services by Omega is earned solely through its distribution services.  If the natural gas procurement were discontinued, FLW would be billed directly from its supplier for the commodity, rather than including it as a pass-through charge billed by Omega.  While the overall profitability is relatively consistent between the contracts, the monthly distribution fees increased commensurately with the decrease in margin from natural gas procurement under the old agreement.

Below are the considerations in ASC 605-45 under which we evaluated the terms of the new contract to determine whether gross or net revenue reporting was appropriate.

Indicators of Gross Revenue Reporting

The Entity Is the Primary Obligor in the Arrangement
45-4 Whether a supplier or an entity is responsible for providing the product or service desired by the customer is a strong indicator of the entity's role in the transaction. If an entity is

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October 13, 2017

responsible for fulfillment, including the acceptability of the products or services ordered or purchased by the customer, that fact is a strong indicator that an entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer. Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to whether the entity or the supplier is responsible for fulfilling the ordered product or service. Responsibility for arranging transportation for the product ordered by a customer is not responsibility for fulfillment.

Company analysis: Fulfillment, including acceptability, are listed as strong indicators of gross presentation. However, arranging for transportation of product is not responsibility for fulfillment.  Natural gas is an interchangeable commodity subject to regulated specifications, and therefore, product acceptance is not considered a significant risk.  As noted in the “Issue” section above, Omega now has a separate contract for procurement and transportation of natural gas with Supplier which mirrors the economics in Omega’s contract with FLW.  Natural gas commodity purchases are made by Supplier and then Supplier arranges for the transportation of the gas to Omega’s distribution system on post at FLW. The natural gas charges from Supplier under the contract as well as the interstate transportation charges to deliver the product to Omega’s distribution system are now purely “pass-through” charges.  While transportation itself is not sufficient to meet the responsibility of fulfilment, Supplier does own the gas transported until title transfers to FLW and is ultimately responsible for the acceptability of the gas.  Ownership of the natural gas passes from Supplier to Omega, then Omega to FLW instantaneously at Omega’s meter under the terms of the agreements.  While FLW’s recourse is to Omega under the form of the agreement, the substance of the agreement is clearly that Omega’s primary obligation relates to distribution of the natural gas once the natural gas has been delivered by Supplier to Omega’s system.  If out of spec natural gas were delivered by Omega to FLW, Omega would have recourse to Supplier for the same out of spec natural gas delivered.  Based on Supplier’s significant involvement in the fulfillment process (natural gas purchases and interstate transportation) as well as the pure pass-through nature of the charges from Supplier, this is considered a strong factor for net revenue reporting.

The Entity Has General Inventory Risk—Before Customer Order Is Placed or Upon Customer Return
45-5 Unmitigated general inventory risk is a strong indicator that an entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer. General inventory risk exists if an entity takes title to a product before that product is ordered by a customer (that is, maintains the product in inventory) or will take title to the product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return.

Husch Blackwell LLP

October 13, 2017

Company analysis: The DOD contract specifically states, "The Government (FLW) will remain the customer of record and retain ownership of all commodities transported and distributed through the Contractor-owned (Omega) systems unless otherwise provided in the contract." Omega does not have gas inventory. Omega does not store gas in a holding tank. Inventory risk is deemed to be mitigated.  Based on the terms in the agreement, inventory risk is transferred from Supplier to FLW instantaneously when the natural gas passes Omega’s meter.

45-6 Evaluation of this indicator shall include arrangements between an entity and a supplier that reduce or mitigate the entity's risk level. For example, an entity's risk may be reduced significantly or essentially eliminated if the entity has the right to return unsold products to the supplier or receives inventory price protection from the supplier.

Company analysis: Supplier arranges for the provision and transportation of contracted volumes of gas to Omega at the Panhandle Eastern Pipeline (PEPL) index plus a contracted spread. Omega bills the same contracted volume of gas to FLW at the PEPL index plus the identical contracted spread. Omega only contracts with Supplier for quantities that are requested by FLW.  Inventory price risk is deemed to be sufficiently mitigated.

45-7 A similar and equally strong indicator of gross reporting exists if a customer arrangement involves services and the entity is obligated to compensate the individual service provider for work performed regardless of whether the customer accepts that work.

Company analysis: Omega provides only distribution services.  Supplier arranges for the gas to be transported to Omega’s distribution system as noted above.  In the event that Supplier failed on delivery or the product was not up to specifications/quality, Omega would not be obligated to compensate Supplier for products/services whereby it failed to perform.

The Entity Has Latitude in Establishing Price
45-8 If an entity has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the entity has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.

Company analysis: As stated above at 45-6, the price charged to FLW is the PEPL index, plus a spread charged by Supplier. Omega does not set the index nor does it control the spread charged by Supplier. These costs are purely pass-through for natural gas (PEPL index plus the identical spread) and interstate transportation charges from Supplier.  Therefore, latitude in establishing price does not exist as it relates to fees

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October 13, 2017

charged for Supplier’s product or services.  Omega’s margin is in the distribution fee only and is therefore fixed.

The Entity Changes the Product or Performs Part of the Service
45-9 If an entity physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer. This indicator is evaluated from the perspective of the product or service itself such that the selling price of that product or service is greater as a result of an entity's physical change of the product or performance of the service and is not evaluated based on other entity attributes such as marketing skills, market coverage, distribution system, or reputation.

Company analysis: The "quality" of the gas is the same when it enters the Omega system and when it leaves the system. Natural gas standards are subject to regulated specifications.  Transfer at Omega’s meter is instantaneous and Omega does nothing to alter, enhance or transform the quality of the gas in any manner.

The Entity Has Discretion in Supplier Selection
45-10 If an entity has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product or service ordered by a customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

Company analysis: It is possible that Omega could purchase gas from another supplier. However, the number of alternative suppliers is very limited and management does not believe it could be done for the same price as it is currently contracted.

The Entity Is Involved in the Determination of Product or Service Specifications
45-11 If an entity must determine the nature, type, characteristics, or specifications of the product or service ordered by the customer, that fact may indicate that the entity is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to a customer.

Company analysis: See comments at 45-4 and 45-9 above.

The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping
45-12 Physical loss inventory risk exists if title to the product is transferred to an entity at the shipping point (for example, the supplier's facilities) and is transferred from that entity to the customer upon delivery. Physical loss inventory risk also exists if an entity takes title to the product after a customer order has been received but before the product has been transferred to a carrier for shipment. This indicator may provide some evidence, albeit less persuasive than

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general inventory risk, that an entity should record revenue gross based on the amount billed to the customer.

Company analysis: See comments at 45-5 above.

The Entity Has Credit Risk
45-13 If an entity assumes credit risk for the amount billed to the customer, that fact may provide weaker evidence that the entity has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount. Credit risk exists if an entity is responsible for collecting the sales price from a customer but must pay the amount owed to a supplier after the supplier performs, regardless of whether the sales price is fully collected.

Company analysis: Omega would not have a "reimbursement claim" against Supplier if FLW did not pay Omega. As noted in the guidance, this would provide weaker evidence that Omega could be considered the principal in the transaction, however, given the fact that FLW is a United States Government facility it is very unlikely they would "default" on their payment.

45-14 A requirement that an entity return or refund only the net amount it earned in the transaction if the transaction is cancelled or reversed is not evidence of credit risk for the gross transaction. Credit risk is not present if an entity fully collects the sales price prior to the delivery of the product or service to the customer (in other words, before the entity incurs an obligation to the supplier). Credit risk is mitigated, for example, if a customer pays by credit card and an entity obtains authorization for the charge in advance of product shipment or service performance. Credit risk that has been substantially mitigated is not an indicator of gross reporting.

Company analysis: FLW does not pay for gas prior to delivery, however, we believe the credit risk of FLW is minimal or zero for the reasons noted above.

Indicators of Net Revenue Reporting

The Entity's Supplier Is the Primary Obligor in the Arrangement
45-16 Whether a supplier or an entity is responsible for providing the product or service desired by a customer is a strong indicator of the entity's role in the transaction. If a supplier (and not the entity) is responsible for fulfillment, including the acceptability of the products or services ordered or purchased by a customer, that fact may indicate that the entity does not have risks and rewards as principal in the transaction and that it should record revenue net based on the amount retained (that is, the amount billed to the customer less the amount paid to a supplier). Representations (written or otherwise) made by an entity during marketing and the terms of the sales contract generally will provide evidence as to a customer's understanding of whether the entity or the supplier is responsible for fulfilling the ordered product or service.

Husch Blackwell LLP

October 13, 2017

Company analysis: As noted in comments 45-4 and 45-9 above, Omega does not have fulfillment responsibility nor does it affect the acceptability of the gas.

The Amount the Entity Earns Is Fixed
45-17 If an entity earns a fixed dollar amount per customer transaction regardless of the amount billed to a customer or if it earns a stated percentage of the amount billed to a customer, that fact may indicate that the entity is an agent of the supplier and should record revenue net based on the amount retained.

Company analysis: The unit price of the gas is fixed. PEPL index plus pass through of Supplier spread charge.

The Supplier Has Credit Risk
45-18 If credit risk exists (that is, the sales price has not been fully collected prior to delivering the product or service) but that credit risk is assumed by a supplier, that fact may indicate that the entity is an agent of the supplier and, therefore, the entity should record revenue net based on the amount retained.

Company: Technically, Supplier’s credit risk is with Omega and not FLW, however, it is highly unlikely that FLW would not pay. Additionally, Omega does not find it necessary to record a reserve against any FLW receivables and historically has not had any write offs of FLW receivables. While FLW at times could "slow pay", if necessary, Omega could "turn off" the gas to FLW and therefore it is not likely that FLW would not pay. Any risk to Omega is minimal and deemed mitigated.  Additionally, this is considered a lower weighting factor as noted in the 45-13 guidance above.

Based on our analysis, we concluded that there are more indicators that would point towards net revenue reporting versus gross under the new contract, particularly with respect to stronger indicators such as the primary obligor considerations, inventory risk and pricing factors.  Therefore, under the terms of the new 10-year contract and starting in Q1 2016, for natural gas sales, we concluded that net presentation was reasonable and appropriate.

We acknowledge and agree with the Staff’s point that elsewhere in the filing we indicate that the new 10-year contract is on very similar terms and conditions as the prior agreement.  We note that this commentary was included in the “2016 Highlights” section if Item 1. The intent in this section of the filing was to highlight the new long-term contract, as well as to provide some insight to readers that the new contract should not create any expectation of significant changes to earnings.  As it relates to the lack of impact on earnings, as described above, we believe that the statement is factual.

Husch Blackwell LLP

October 13, 2017

Please let us know of any additional comments or questions you may have.  You may contact the undersigned at 423.757.5905.

Sincerely,

/s/ Steven R. Barrett

Steven R. Barrett

cc:	Mr. Nathan L. Poundstone
CorEnergy Infrastructure Trust, Inc.

Husch Blackwell LLP